October 14, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director

Re:	AirTouch Communications, Inc.
Registration Statement on Form S-1
File No. 333-177071
Filed September 29, 2011

Ladies and Gentlemen:

On behalf of AirTouch Communications, Inc. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of October 5, 2011.

General

1.           We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale.  Due to the significant number of shares being registered, it appears that this may be an indirect primary offering by the company.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering.  This analysis should include, but not be limited to an explanation of:

•	The date on which, and the manner in which, each selling shareholder received the shares,
•	The relationship of each selling shareholder of the company, including an analysis of whether the selling shareholder is an affiliate of the company,
•	Any relationships among the selling shareholders,
•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments, and

•	Whether any of the selling shareholders is in the business of buying and selling securities.

Response:

We respectfully disagree with the Staff’s position that this offering by the selling stockholders is a primary offering by the Company. Although more than one-third of the public float is being registered, we believe that the transaction should be treated as a resale secondary offering for the reasons set forth below.

Background

Private Placement

On February 4, 2011, the Company entered into entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with AirTouch USA, Inc., a privately held California corporation (then known as Waxess USA, Inc.), and Waxess Acquisition Corp., the Company’s newly formed, wholly-owned Delaware subsidiary (“Acquisition Sub”). Upon closing of the reverse merger transaction contemplated under the Merger Agreement, Acquisition Sub merged with and into AirTouch, Inc., and AirTouch, Inc., as the surviving corporation, became a wholly-owned subsidiary of the Company.

All of the stockholders acquired their securities in the Company in connection with one of two transactions, both of which occurred following the Company’s reverse merger transaction. Pursuant to one of such transactions, between March 15, 2010 and February 1, 2011, AirTouch, Inc., entered into Secured Convertible Note and Securities Purchase Agreements with certain accredited investors pursuant to which AirTouch, Inc. sold to the investors secured convertible promissory notes (the “Bridge Notes”) in the aggregate principal amount of $3,410,000 and warrants (the “Bridge Warrants”) to purchase an aggregate of 3,360,000 shares of common stock.  Between February 17, 2011 and April 15, 2011, the Company entered into Purchase Agreements with additional investors pursuant to which the Company sold to the investors Bridge Notes in the aggregate principal amount of $1,907,500 and Bridge Warrants to purchase an aggregate of 1,907,500 shares of the Company’s common stock.  Collectively, AirTouch, Inc. and the Company sold an aggregate of $5,317,500 principal amount of Bridge Notes and detachable Bridge Warrants to purchase an aggregate of 5,267,500 shares of common stock.

On April 28, 2011, investors holding an aggregate of $5,217,500 principal amount of Bridge Notes converted such Bridge Notes into an aggregate of 2,753,214 Units offered by the Company in a private placement (the “Private Placement”), with each Unit consisting of one share of the Company’s common stock and one two-year warrant to purchase an additional share of the Company’s common stock at an exercise price of $3.00.  In connection with the conversion of the Bridge Notes, an aggregate of $288,928 of accrued interest representing 144,464 Units included above was also converted into the Private Placement.

In connection with the consummation of the Private Placement, the Bridge Warrants held by the investors were converted into three year warrants to purchase an aggregate of 5,267,500 shares of the Company’s common stock at an exercise price of $2.00 per share (the “Replacement Warrants”).  Since the consummation of the Private Placement, an aggregate of 1,745,723 warrants originally issued in the Private Placement and 3,222,500 Replacement Warrants were exchanged for an aggregate of 1,532,049 shares of common stock (the “Warrant Exchange Shares”).

The Company entered into registration rights agreements with the investors in the Private Placement, pursuant to which the Company agreed to file a resale registration statement with the SEC, within 45 days of the closing of the Private Placement, unless the Company were engaged in another offering, in which event such filing date would be extended by an additional 45 days, covering all shares of the Common Stock sold in the Private Placement and underlying any warrants sold in the Private Placement. The Company agreed to pay, as liquidated damages, a fee of 3% per month of the investors’ investment, payable in cash or common stock, in the Company’s sole discretion, for every thirty day period past such filing deadline, up to a maximum of 10% of the investors’ investment. In accordance with this liquidated damages provision, on October 7, 2011, the Company issued an aggregate of 161,743 shares of common stock, valued at $323,486, or $2.00 per share.

The registration statement includes 2,753,214 shares of common stock issued to investors in the Private Placement, 1,007,491 shares of common stock underlying warrants issued in the Private Placement, 2,045,000 shares of common stock underlying Replacement Warrants, and 1,532,049 Warrant Exchange Shares issued in exchange for warrants issued to investors in the Private Placement and Replacement Warrants.

Subscription Agreements

Under the second of the two transactions in connection with which selling stockholders acquired their securities in the Company, on July 11, 2011, July 29, 2011, August 5, 2011, and August 15, 2011 the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors whereby the Company sold an aggregate of 480 Units, with each Unit consisting of 12,500 shares of the Company’s common stock and one two-year warrant to purchase 12,500 additional shares of common stock at an exercise price of $3.00 per share for a per Unit purchase price of $25,000 and aggregate gross proceeds of $12,000,000. In connection with this offering the Company paid aggregate placement agent fees consisting of $1,319,470 and issued three-year warrants to purchase a number of Units equal to 9% of the 480 Units sold in the offering, with the same terms as the warrants issued to the investors (the “Placement Agent Warrants”).

In connection with the Subscription Agreements, the Company entered into registration rights agreements with the investors thereunder, pursuant to which the Company agreed to file a resale registration statement with the SEC, within 45 days of the final closing under the Subscription Agreements, covering all shares of the Common Stock sold under the Subscription Agreements, including the shares of common stock underlying the warrants pursuant to the Subscription Agreements and the shares of common stock underlying the warrants issued to the placement agent. The Company agreed to use its reasonable best efforts to have the registration statement declared effective within 180 days from the final closing date under the Subscription Agreements.

The registration statement includes 6,000,000 shares of common stock issued to investors pursuant to the Subscription Agreements, 6,000,000 shares of common stock underlying warrants issued to investors pursuant to the Subscription Agreements, 540,000 shares of common stock underlying Placement Agent Warrants, and 540,000 shares of common stock underlying the warrants underlying the Placement Agent Warrants.

With respect to the warrants issued to investors in the Private Placement, the warrants issued to investors pursuant to the Subscription Agreements, the Replacement Warrants, and the Placement Agent Warrants, (i) if at any time after 12 months from the date of issuance of the warrant there is no effective registration statement registering the resale of the common stock underlying the warrants, the warrants may, during such period, be exercised on a “cashless” basis, (ii) during the period beginning on the original date of issuance of the warrant and ending on the earlier to occur of (a) the first anniversary date of the original issuance date and (b) the date there is an effective registration statement on file with the SEC covering the resale of all of the common stock underlying the warrants, the Company issues or sells any shares of Common Stock or securities convertible into common stock (other than an “Exempt Issuance”, as defined in the warrant) for consideration less than a price equal to the exercise price of the warrant (the “New Issuance Price”), then the exercise price of the warrant shall be reduced to an amount equal to New Issuance Price multiplied by 1.5, and (iii) the warrant may be redeemed, at the option of the Company, at a price of $0.001 per share of shares underlying such warrant (“Redemption Price”), upon not less than 10 days prior written notice (“Redemption Period”) to the holder notifying the holder of the Company’s intent to exercise such right and setting forth a time and date for such redemption; provided, however, that no such redemption may occur unless (a) the Company’s common stock has had a per share closing sales price of at least $5.00 for twenty consecutive trading days and (b) at the date of the redemption notice and during the entire Redemption Period there is an effective registration statement covering the resale of the shares of common stock underlying the warrant.

The securities sold in the Private Placement and pursuant to the Subscription Agreements were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

Rule 415 Analysis

We do not believe that the resale secondary offering contemplated by the Company’s registration statement is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive. The Company filed the registration statement in connection with financings following a reverse merger transaction. As in the case of the Private Placement and the Subscription Agreements, typically, investors that purchase a public company's securities either simultaneously or within a short period after a reverse merger have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger.  Due to the nature of reverse merger transactions, the surviving public entity is often left with a significant amount of shares held by affiliated shareholders who were related to the private entity, resulting in a small public float which makes it extremely difficult for companies involved in a reverse merger to obtain subsequent financing. The Staff has expressed the view that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.

Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that  the securities "are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary." Aside from the fact that neither the Company nor a parent or a subsidiary of the issuer is selling stock in this offering, the Company does not believe that the sale of common stock by the selling stockholders constitutes, in essence, an offering on behalf of the issuer for the following reasons:

•
The only sale by or on behalf of the issuer was the sale of securities in the Private Placement and under the Subscription Agreements, which were exempt from registration pursuant to Sections 4(2) of the Securities Act and Rule 506 of the Commission thereunder.  The Private Placement and the Subscription Agreements constituted the primary offerings by the Company.

•
The selling stockholders made an aggregate investment of $17,717,500 in the Company. With the exceptions of Dawson James Securities, Inc. (which acted as the placement agent for the Subscription Agreements), Dawson James Securities, Inc.’s assignees (Albert Poliak, Thom Hands, Tom  Curtis, Bret Shapiro, who are Managing Partners of Dawson James Securities, Inc.), and J. Steven Roush, who is a director of the Company, the selling stockholders’  sole relationship with the Company has been as investors. Except for J. Steven Roush, none of the selling stockholders is an affiliate of the Company. Except for J. Steven Roush, none of the selling stockholders has the ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and has no special access to material non-public information concerning the Company.

•	The Company believes that, except as follows, none of the selling stockholders have a relationship with each other:

Tony Tang and Mei Shiu Tang are spouses.

As noted above, Albert Poliak, Thom Hands, Tom  Curtis, and Bret Shapiro are Managing Partners of Dawson James Securities, Inc.

John Lemak IRA Rollover Morgan Keegan & Co., Inc. custodian, JSL Kids Partners, and Sandor Capital are entities controlled by John Lemak.

Candence Investments III, LLLP is an entity controlled by John R. Rogers.

Steven Mitchell Sack Trustee, Steven Mitchell Sack PSP, is an entity controlled by Steven Mitchell.

Gerald Sperling Grantor Retained Annuity Trust UA 2/2/98 is controlled by Gerald and Seena Sperling.

Kim Davis, IRA is controlled by Kim Davis.

Bruce Robinson, IRA is controlled by Bruce Robinson.

•
The selling stockholders (except for Dawson James Securities, Inc. and its assignees) made an investment in the Company and they hold the risk of ownership since they purchased the securities.  Even after the registration statement is declared effective, the selling stockholders will continue to bear the risk of ownership thereafter.

•
The registration of the common stock was a condition subsequent to funding under the Private Placement and the Subscription Agreements, not a condition precedent.  As a result, the selling stockholders have borne the risk that the Company would fail or be unable to register the securities. The risks being borne by the selling stockholders are further evidence that this is not an offering by or on behalf of the Company.  The Company has already received the proceeds of the sale of securities under the Private Placement and the Subscription Agreements.

•
As of September 29, 2011, the date of the filing of the registration statement, there were 19,217,826 shares of common stock issued and outstanding. Based on the number of shares issued and outstanding as of September 29, 2011, the shares being registered represent approximately 69.6% of the Company's issued and outstanding shares of common stock after giving effect to the exercise of the warrants.

The sale by the selling stockholders of their shares is not analogous to an offering by the Company.  In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. Pursuant to the Private Placement and the Subscription Agreements, the selling stockholders made a cash investment, and the Company has received the proceeds from the sale of securities to the selling stockholders. The selling stockholders have a contractual right to have the Company register the common stock and the common stock underlying the warrants issued to them, but the Company received the proceeds from the sale in the period from March 2010 to April 2011 (with respect to the sale of Bridge Notes that, in April 2011, were converted into the Private Placement) and July and August 2011 (with respect to the Subscription Agreements).

We also note that the securities being registered for resale are shares of common stock and shares of common stock underlying fixed exercise price warrants.  We understand the concerns of the Staff with respect to the registration of variable rate or floating securities because of the potential for significant dilution of current shareholders. However, we respectfully submit that the nature and provisions of the securities being registered, namely that they are not floating rate or variable rate securities, and merely contain standard weighted average anti-dilution provisions and adjustments for corporate changes, stock reclassifications and similar events, are also important factors to consider when making a determination that the transaction is a secondary offering and not a primary offering.  Further, we think that consideration should be given to the wide distribution of securities in the Private Placement and under the Subscription Agreements. There are 208 selling stockholders, of which none are registering more than 7.3% of the total number of shares of common stock being registered, and of which only one is registering more than 5% of the total number of shares of common stock being registered. Further of these 208 selling stockholders, other than J. Steven Roush, none of the selling stockholders has been an officer or director of the Company or any of its predecessors or affiliates within the last three years. In addition, other than Mr. Roush, and Dawson James Securities, Inc. and its assignees, none of the selling stockholder has had a material relationship with the Company within the last three years.

Except for Dawson James Securities, Inc. and its assignees, the John Lemak-affiliated entities (John Lemak IRA Rollover Morgan Keegan & Co., Inc. custodian, JSL Kids Partners, and Sandor Capital), Cagan Capital, LLC, Alan B. Miller, Howard Roth, Kevin Charos, Robert Bennett Sr. and Robert Bennett Jr., Brandon Williams, and Phillip E. Rosenweig, the Company believes that none of the selling stockholders is in the business of buying and selling securities. The selling stockholders have represented to the Company that they have acquired the securities for investment only, and not with a view toward distribution or resale to others.

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.

Private Placement

As described above and in the registration statement, the Company and its wholly-owned subsidiary, AirTouch, Inc. received proceeds of $5,217,500 from the sale of Bridge Notes and Bridge Warrants which were subsequently converted to Units, consisting of common stock and warrants, and Replacement Warrants, in the Private Placement. The Company has made no payments to the selling stockholders who received their shares in connection with the Private Placement, except that, the Company has issued such selling stockholders an aggregate of 161,743 shares of common stock, valued at $323,486, or $2.00 per share, as liquidated damages for failure to file the registration statement by the applicable filing deadline. Thus, in connection with the securities registered in connection with the Private Placement, the Company received proceeds of $4,894,014, net of the value of the liquidated damages paid to the investors thereunder. In addition, the Company may receive up to $3,022,473 from the exercise for cash of warrants issued in the Private Placement, and up to $4,090,000 from the exercise for cash of Replacement Warrants.

An aggregate of 7,337,754 shares of common stock are being registered in connection with the securities sold pursuant to the Private Placement, including 2,753,214 shares of common stock issued to investors in the Private Placement, 1,007,491 shares of common stock underlying warrants issued to investors in the Private Placement, 2,045,000 shares of common stock underlying Replacement Warrants, and 1,532,049 Warrant Exchange Shares. The dollar value of these 7,337,754 shares is equal to $14,675,508, based on a value of $2.00 per share. The Company believes that, in light of the minimal amount of trading to date in its common stock, it is appropriate to value the shares based on the last price at which they were sold by the Company.

Subscription Agreements

As described above and in the registration statement, pursuant to the Subscription Agreements, the Company sold an aggregate of 480 Units for an aggregate purchase price of $12,000,000. The Company paid Dawson James Securities, Inc. placement agent fees consisting of $1,319,470 and issued three-year warrants to purchase a number of Units equal to 9% of the Units sold pursuant to the Subscription Agreements. Except with respect to such placement agent fees, the Company has made no payments to the selling stockholders who received their shares in connection with the Subscription Agreements. Thus, in connection the securities registered in connection with the Subscription Agreements, the Company received proceeds of $10,680,530, net of such placement agent fees (without assigning a value to the Placement Agent Warrants). In addition, the Company may receive up to $21,240,000 from the exercise for cash of warrants issued in connection with the Subscription Agreements (including the Placement Agent Warrants).

An aggregate of 13,080,000 shares of common stock are being registered in connection with the securities sold in connection with the Subscription Agreements, including 6,000,000 shares of common stock issued to investors pursuant to the Subscription Agreements, 6,000,000 shares of common stock underlying warrants issued to investors pursuant to the Subscription Agreements, 540,000 shares of common stock underlying the Placement Agent Warrants, and 540,000 shares of common stock underlying the warrants underlying the Placement Agent Warrants. The dollar value of these 13,080,000 shares is equal to $26,160,000, based on a value of $2.00 per share.

The date on which, and the manner in which, each selling shareholder received the shares.

As described above and in the registration statement, the selling shareholders received their shares in connection with the Private Placement (including Warrant Exchange Shares issued in exchange for warrants issued in connection with the Private Placement) and the Subscription Agreements. Attached hereto as Exhibit A is table disclosing, for each selling stockholder, the date and transaction under which such selling stockholder acquired its shares being registered.

The Company believes, based on all the circumstances and data provided, that the selling shareholders are not acting as a conduit for an offering of the shares on behalf of the Company and that the offering is a true secondary offering by the selling stockholders listed in the prospectus.

Very truly yours,

/s/ Jeff Cahlon

Schedule A

Selling Stockholder	Date(s) and Transaction Under which Shares Acquired

Avi Dayan	4/28/11 (Private Placement) and 8/30/11 (Warrant Exchange Shares)
Steve Rikli	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)
Edward Kowlowitz	4/28/11 (Private Placement) and 9/27/11 (Warrant Exchange Shares)
Sandor Capital	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)
Technocel	4/28/11 (Private Placement) and 9/6/11 (Warrant Exchange Shares)
London Family Trust	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)

JSL Kids Partners	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)
Cagan Capital, LLC	4/28/11 (Private Placement)
Nobuyuki Igarashi	4/28/11 (Private Placement)
John Lemak IRA Rollover Morgan Keegan & Co., Inc. custodian	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)
Silvio M. Silvi and Joseph Vitiello	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)
Jeff and Jamie Foster	4/28/11 (Private Placement)
Azah Borham	4/28/11 (Private Placement) and 8/30/11 (Warrant Exchange Shares)
Jay Skelton	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)
John Coughlin	4/28/11 (Private Placement)
Micha Mottale	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)

Sherman Capital Group	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)
Annemarie Locher	4/28/11 (Private Placement)
MBK Capital	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)
Omnia in Bonum Pty Ltd ATF Omnia In 21Bonum Trust	4/28/11 (Private Placement)
Malcolm Jennings	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)
Joseph H. Milbank, Sr.	4/28/11 (Private Placement)
J. Steven Roush	4/28/11 (Private Placement)
Pauline and Hector Chea	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)
Tony Tang	4/28/11 (Private Placement) and 8/30/11 (Warrant Exchange Shares)

Yoshimi Asano	4/28/11 (Private Placement)
Luc Verelst	4/28/11 (Private Placement)
RHG Koppelman	4/28/11 (Private Placement) and 8/30/11 (Warrant Exchange Shares)
Hans Bernard Visser	4/28/11 (Private Placement) and 8/30/11 (Warrant Exchange Shares)
Brian Dettmann	4/28/11 (Private Placement) and 8/22/11 (Warrant Exchange Shares)
William Musser	4/28/11 (Private Placement)
John Bishop	4/28/11 (Private Placement)
Robert Kalkoene	4/28/11 (Private Placement) and 8/30/11 (Warrant Exchange Shares)
Young Family Trust	4/28/11 (Private Placement)
Mei Shiu Tang	4/28/11 (Private Placement)
Ron Bass	4/28/11 (Private Placement)

Terry and Denise Alternburg	7/11/11 (Subscription Agreements)
Brendon Ayanbadejo	7/11/11, 8/5/11 and 8/15/11 (Subscription Agreements)
Nigel Francis Burrow Living Trust U/A 4/1/2008	7/11/11 and 8/5/11 (Subscription Agreements)
Mark Butt	7/11/11 (Subscription Agreements)
Virginia Cahal	7/11/11 (Subscription Agreements)
Kevin Charos	7/11/11 and 8/5/11 (Subscription Agreements)
Paul Anthony Chimzar	7/11/11 (Subscription Agreements)

Ryan Chimzar, UTMA (Paul Chimzar, Custodian)	7/11/11 (Subscription Agreements)
John Peter Christensen	7/11/11 (Subscription Agreements)
Kerston Coombs	7/11/11 (Subscription Agreements)
Frank R. Deis and Donna R. Deis, JTWROS	7/11/11 (Subscription Agreements)
Rita & Arthur Dunkin	7/11/11 and 8/5/11 (Subscription Agreements)

Drew J. Erato	7/11/11 (Subscription Agreements)
Steven Etra	7/11/11 (Subscription Agreements)
Stanley Foster-Rooke	7/11/11 and 7/29/11 (Subscription Agreements)
Edward J. Galto	7/11/11 (Subscription Agreements)
Steven Gersten	7/11/11 (Subscription Agreements)
Walter W. and Karin H. Gloyer Trust	7/11/11 and 8/15/11 (Subscription Agreements)
Subhach C. Gulati	7/11/11 (Subscription Agreements)
Ryan Hogan	7/11/11 and 8/25/11 (Subscription Agreements)
George Kafkarkou	7/11/11 and 8/15/11 (Subscription Agreements)
Paul Knowlson	7/11/11 (Subscription Agreements)
Bengt Elvir Ling	7/11/11 and 8/5/11 (Subscription Agreements)

John D. Marks	7/11/11 (Subscription Agreements)
Michael McManus	7/11/11 (Subscription Agreements)
Michael and James Narutowicz, JTWROS	7/11/11 (Subscription Agreements)
W.P. O'Reilly & Associates, LTD (39)	7/11/11 and 7/29/1 (Subscription Agreements)
Niamh O'Reilly	7/11/11 and 7/29/11 (Subscription Agreements)
Philip E. Rosensweig	7/11/11 (Subscription Agreements)
Steven Mitchell Sack	7/11/11 and 8/5/11 (Subscription Agreements)
Steven Mitchell Sack Trustee, Steven Mitchell Sack PSP	7/11/11 (Subscription Agreements)
Samax Family Limited Partnership	7/11/11 (Subscription Agreements)
John J. Shaw	7/11/11 and 8/5/11 (Subscription Agreements)
Brian Christopher Weible	7/11/11 (Subscription Agreements)

Martha Zeh	7/11/11 (Subscription Agreements)
John M. Alessandro, Jr., IRA	7/29/11 (Subscription Agreements)
Valerio G. Ausenda	7/29/11 (Subscription Agreements)
James E. Blanchard	7/29/11 (Subscription Agreements)
William Bohlken and Kathy Lynn Adams, JTWROS	7/29/11 (Subscription Agreements)
Elizabeth Mary Sealy Burrow Living Trust	7/29/11 and 8/15/11 (Subscription Agreements)
Francis and Jeffrey Chan, JTWROS	7/29/11 (Subscription Agreements)
Ronnie O. Craft	7/29/11 (Subscription Agreements)
Karen T. DeLeon and Ovidi Deleon, JTWROS	7/29/11 (Subscription Agreements)
Lauren DeLeon Revocable Trust	7/29/11 (Subscription Agreements)
Delta Securities, Ltd.	7/29/11 (Subscription Agreements)
Denton Business, Inc.	7/29/11 (Subscription Agreements)
Ivy Stewart Duggan, Jr.	7/29/11 (Subscription Agreements)

Allison Dwan, IRA	7/29/11 (Subscription Agreements)
Steve Elsey	7/29/11 and 8/15/11 (Subscription Agreements)
Evan D. Frankel	7/29/11 (Subscription Agreements)
Frederick Reese Freyer	7/29/11 (Subscription Agreements)
Brian and Connie Goodman, JTWROS	7/29/11 (Subscription Agreements)
John R. B. Gould	7/29/11 (Subscription Agreements)
Earl Harper	7/29/11 (Subscription Agreements)
Robert Henely	7/29/11 (Subscription Agreements)
Brian R. Hersh	7/29/11 (Subscription Agreements)
Joe A. Holle	7/29/11 (Subscription Agreements)
Ehud and Carl Hubner, JTWROS	7/29/11 (Subscription Agreements)
Daniel A. Hudson, IRA	7/29/11 (Subscription Agreements)

George Kelsey and Taffeta Kelsy, JTWROS	7/29/11 (Subscription Agreements)
Stephen J. Leppo	7/29/11 (Subscription Agreements)
Craig Lindberg	7/29/11 (Subscription Agreements)
Gilbert Ludwig, IRA	7/29/11 (Subscription Agreements)
Dr. Carl Eric Mayer Revocable Trust	7/29/11 (Subscription Agreements)
Connie Walker McComb, IRA	7/29/11 (Subscription Agreements)
Randy W. Meeks	7/29/11 (Subscription Agreements)
Christopher Millard	7/29/11 (Subscription Agreements)
James Anthony Narutowicz, Jr. IRA	7/29/11 (Subscription Agreements)
Michael Narutowicz, IRA	7/29/11 (Subscription Agreements)
The Pat O’Reilly Private Pension Trust	7/29/11 (Subscription Agreements)
James E. Raz Revocable Living Trust U/A 6/6/2001	7/29/11 (Subscription Agreements)
Philip E. Rozenweig P/Adm Financial Advisors Network Inc. 401K Plan	7/29/11 (Subscription Agreements)

Harry A. Sax Living Trust	7/29/11 (Subscription Agreements)
Eduardo and Maria Soto, JTWROS	7/29/11 (Subscription Agreements)
Gerald Sperling Grantor Retained Annuity Trust UA 2/2/98	7/29/11 (Subscription Agreements)
Gerald and Seena Sperling, JTWROS	7/29/11 (Subscription Agreements)
F. Richard Stark	7/29/11 (Subscription Agreements)
Martin Richard Stephenson	7/29/11 (Subscription Agreements)
Andrew Turrisi, IRA	7/29/11 (Subscription Agreements)
Cheryl Williams	7/29/11 (Subscription Agreements)
Robert Zelin	7/29/11 (Subscription Agreements)
Robert Bennett Sr. and Robert Bennett Jr.	8/5/11 (Subscription Agreements)
Edith Lee Bingle	8/5/11 (Subscription Agreements)
Jerome Louis Boschi	8/5/11 (Subscription Agreements)

Neil Bourdelaise, IRA	8/5/11 (Subscription Agreements)
C. E. Brechin, IRA	8/5/11 (Subscription Agreements)
Pamela Corson, IRA	8/5/11 (Subscription Agreements)
Charles and Sandra Curtis, JTWROS	8/5/11 (Subscription Agreements)
Barry Davis, IRA	8/5/11 (Subscription Agreements)
Kim Davis	8/5/11 (Subscription Agreements)
Kim Davis, IRA	8/5/11 (Subscription Agreements)
Roderick de Greef	8/5/11 (Subscription Agreements)
Scott E. Douglass	8/5/11 (Subscription Agreements)
Gary Falkin and Arlene Falkin, JTWROS	8/5/11 (Subscription Agreements)
Larry M. Geaslin, IRA	8/5/11 (Subscription Agreements)
Keith Gerety	8/5/11 (Subscription Agreements)
Harvey Glicker Rev Trust U/A 07/07/11	8/5/11 (Subscription Agreements)

Constantine Hagepanos, IRA	8/5/11 (Subscription Agreements)
Stephen Holzel	8/5/11 (Subscription Agreements)
IVM Productions, Inc.	8/5/11 (Subscription Agreements)
Peter Kaplan, IRA	8/5/11 (Subscription Agreements)
Alessandro Lamon	8/5/11 (Subscription Agreements)
Richard A. McKee, IRA	8/5/11 (Subscription Agreements)
Fred Militello, IRA	8/5/11 (Subscription Agreements)
Alan B. Miller	8/5/11 (Subscription Agreements)
Steven M. Nelson	8/5/11 (Subscription Agreements)
Shane Pardis	8/5/11 (Subscription Agreements)
Jason Paulley, IRA	8/5/11 (Subscription Agreements)
Bradley Pollack	8/5/11 (Subscription Agreements)

Bruce Robinson	8/5/11 (Subscription Agreements)
Bruce Robinson, IRA	8/5/11 (Subscription Agreements)
Howard Roth, IRA	8/5/11 (Subscription Agreements)
PES Property Corp 401K Profit Sharing Plan	8/5/11 (Subscription Agreements)
Alana and Peter Sabesan, JTWROS	8/5/11 (Subscription Agreements)
Ronald Vogt	8/5/11 (Subscription Agreements)
John Weatherford, IRA	8/5/11 (Subscription Agreements)
Ann Weatherford, IRA	8/5/11 (Subscription Agreements)
Zens Family Trust U/A 7/23/11	8/5/11 (Subscription Agreements)
George A. Anderson	8/15/11 (Subscription Agreements)
John Baleno	8/15/11 (Subscription Agreements)
John Blum, Jr.	8/15/11 (Subscription Agreements)
Michael S. Brodherson	8/15/11 (Subscription Agreements)

Philip Brunker	8/15/11 (Subscription Agreements)
Cadence Investments III, LLLP	8/15/11 (Subscription Agreements)
Eduardo Diaz, IRA	8/15/11 (Subscription Agreements)
Joseph DiSaverio, IRA	8/15/11 (Subscription Agreements)
Denis Robert Daun	8/15/11 (Subscription Agreements)
Michael Fitzgerald and Wendy Lee Fitzgerald, JTWROS	8/15/11 (Subscription Agreements)
Adalyn G. Frank, IRA	8/15/11 (Subscription Agreements)
William Joel Friedman	8/15/11 (Subscription Agreements)
Brian J. Gardinier	8/15/11 (Subscription Agreements)
Frank J. Garofalo	8/15/11 (Subscription Agreements)
Thomas Joseph Graham	8/15/11 (Subscription Agreements)
James Guistolisi	8/15/11 (Subscription Agreements)

Gregory A. Harrison	8/15/11 (Subscription Agreements)
George Hervey-Bathurst	8/15/11 (Subscription Agreements)
Walter Hogan	8/15/11 (Subscription Agreements)
Francis Howard	8/15/11 (Subscription Agreements)
InferMark, LLC (41)	8/15/11 (Subscription Agreements)
J.G. King	8/15/11 (Subscription Agreements)
Mark Linfield	8/15/11 (Subscription Agreements)
Adam Linn	8/15/11 (Subscription Agreements)
James Martin Lynch	8/15/11 (Subscription Agreements)
Patrick Lynch and Zoe Pearl Lynch, JTWROS	8/15/11 (Subscription Agreements)
Robert W. Macwha	8/15/11 (Subscription Agreements)
Mary Louise Marcin	8/15/11 (Subscription Agreements)
Aaron McKenna	8/15/11 (Subscription Agreements)

Jeannette Militello, IRA	8/15/11 (Subscription Agreements)
Nextview Capital Fund, LP	8/15/11 (Subscription Agreements)
Robert J. Ondercik and Robert M. Ondercik, JTWROS	8/15/11 (Subscription Agreements)
Roy E. Reichbach and Melissa L. Reichbach, JTWROS	8/15/11 (Subscription Agreements)
John R. Rogers	8/15/11 (Subscription Agreements)
Paul Sallwasser and Terri Sallwasser, JTWROS	8/15/11 (Subscription Agreements)
Christopher Santos	8/15/11 (Subscription Agreements)
Stephen Schell	8/15/11 (Subscription Agreements)
George D. Shields, IRA	8/15/11 (Subscription Agreements)
SLMI Holdings, LLC	8/15/11 (Subscription Agreements)
Riley H. Smith	8/15/11 (Subscription Agreements)
Robert Stanger	8/15/11 (Subscription Agreements)

David Talesnickx	8/15/11 (Subscription Agreements)
Raymond G. Tinney 1995 Intervivos Trust U/A 6/21/95	8/15/11 (Subscription Agreements)
Joseph Thomas Watters, III	8/15/11 (Subscription Agreements)
Brandon Williams	8/15/11 (Subscription Agreements)
William Williams	8/15/11 (Subscription Agreements)
Jack Wright	8/15/11 (Subscription Agreements)
Jennifer Zhou	8/15/11 (Subscription Agreements)
Dawson James Securities, Inc.	7/11/11, 7/29/11, 8/5/11 and 8/15/11 (placement agent services in connection with Subscription Agreements)
Albert Poliak	7/5/11, 7/29/11, 8/5/11, and 8/15/11 9 (assignee of Dawson James Securities, Inc.)
Thom Hands	7/5/11, 7/29/11, 8/5/11, and 8/15/11 9 (assignee of Dawson James Securities, Inc.)

Tom Curtis	7/5/11, 7/29/11, 8/5/11, and 8/15/11 9 (assignee of Dawson James Securities, Inc.)
Bret Shapiro	7/5/11, 7/29/11, 8/5/11, and 8/15/11 9 (assignee of Dawson James Securities, Inc.)
David Weinstein	7/5/11, 7/29/11, 8/5/11, and 8/15/11 9 (assignee of Dawson James Securities, Inc.)